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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Xueda Education Group
(Name of the Issuer)

Xueda Education Group
Xiamen Insight Investment Co., Ltd.
Xueda Acquisition Limited
Rubin Li
Goodor Corporation
Xin Jin
Golden Section Holding Corporation
Jinbo Yao
Nihao China Corporation
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)

98418W109
(CUSIP Number)

Ross Warner Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Wang Yin Xiamen Insight Investment Co., Ltd. 1438 Hongqiao Road, Shanghai The People's Republic of China +86-21-6401-9890	Hao Ji
Xueda Acquisition Limited
c/o International Corporation Services Ltd.
PO Box 472, 2nd Floor, Harbour Place,
103 South Church Street, George Town
KY1-1106, Grand Cayman, Cayman Islands
+86-138-1851-3740

Rubin Li Goodor Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Xin Jin Golden Section Holding Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Jinbo Yao Nihao China Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Tim Gardner, Esq. Weil, Gotshal & Manges 29th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-3476-9000	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600	Charles C. Comey, Esq. Michael O'Bryan, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, CA 94304 U.S.A. +1 (650) 813-5600	David Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road, Central Hong Kong +852-3761-3300

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer
☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$368,960,378.45	$42,873.19

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.75 for 125,669,379 outstanding shares of the issuer subject to the transaction, plus (b) the product of 4,081,790 options to purchase shares multiplied by $1.23 per option (which is the difference between the $2.75 per share merger consideration and the weighted average exercise price of $1.52 per share), plus (c) the product of 6,672,358 ordinary shares underlying restricted share units multiplied by $2.75 per share ((a), (b) and (c) together, the "Transaction Valuation").
**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.00011620.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Xueda Education Group, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.0001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing two Shares ("ADSs"); (b) Xiamen Insight Investment Co., Ltd., a joint stock company established and existing under the laws of the People's Republic of China ("Parent"); (c) Xueda Acquisition Limited ("Merger Sub"), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent formed solely for the purpose of effecting the merger; (d) Mr. Rubin Li, the chairman of the board of directors of the Company ("Mr. Li"); (e) Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li; (f) Mr. Xin Jin, a director and the chief executive officer of the Company ("Mr. Jin"); (g) Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin; (h) Mr. Jinbo Yao, a director of the Company ("Mr. Yao"); and (i) Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao. Mr. Li, Mr. Jin and Mr. Yao are each referred to herein as a "Founder" and collectively the "Founders." Mr. Li, Goodor Corporation, Mr. Jin, Golden Section Holding Corporation, Mr. Yao and Nihao China Corporation are each referred to herein as a "Founder Party" and collectively as the "Founder Parties." Parent and the Founder Parties are each referred to herein as a "member of the Buyer Group" and collectively as the "Buyer Group." The Founders, each through his wholly-owned PRC investment company, have entered into share purchase agreements, to be effective pending the conditions set forth therein, to purchase newly-issued shares of Parent for cash pursuant to a proposed private placement of Parent's shares which is expected to close after the completion of the merger.

        On July 26, 2015, Parent and the Company entered into an agreement and plan of merger (the "merger agreement") which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the "plan of merger"). According to the merger agreement, Parent shall form an exempted company with limited liability under the laws of the Cayman Islands, Merger Sub, as a new wholly-owned subsidiary of Parent, and cause Merger Sub to join the merger agreement. If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met or waived, Merger Sub will merge with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger as a wholly-owned subsidiary of Parent.

        If the merger is completed, subject to the terms of the merger agreement, each Share, other than (a) Shares beneficially owned by the Company or its subsidiaries, (b) any Shares, including Shares held by Citibank, N.A., in its capacity as ADS depositary (the "ADS depositary") in respect of ADSs, reserved (but not yet allocated) by the Company for issuance by the Company upon exercise by the holders of any option or the exercise by the holders of any restricted share unit to receive Shares, or the conversion by the holders of any restricted share unit to Shares, and (c) Shares ("Dissenting Shares") owned by holders who have validly exercised and not effectively withdrawn or lost their right to dissent from the merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Companies Law") (Shares described under (a) through (c) above are collectively referred to herein as the "Excluded Shares"), will be cancelled and cease to exist in exchange for the right to receive $2.75 in cash per Share without interest payable in accordance with the procedures set forth in the merger agreement. As each ADS represents two

Shares, each ADS issued and outstanding immediately prior to the effective time of the merger, other than ADSs representing Excluded Shares, will represent the right to receive $5.50 in cash per ADS without interest (less a cancellation fee of $0.05 per ADS pursuant to the terms of the deposit agreement, dated as of November 5, 2010, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder (the "ADS deposit agreement")), which will be distributed by the ADS depositary to the holders of such ADSs net of any applicable withholding taxes. The Excluded Shares (other than Dissenting Shares) will be cancelled for no consideration. Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of the Cayman Companies Law.

        In addition, at the effective time of the merger, the Company will terminate its 2009 Share Incentive Plan and any relevant award agreements with respect thereto, and each option, restricted share unit and restricted share granted under the 2009 Share Incentive Plan that is outstanding, whether or not vested, and whether or not exercisable or convertible for Shares, as applicable, will be cancelled. Each option holder will, in consideration for such cancellation, be paid promptly and no later than five business days after the effective time of the merger, a cash amount equal to (i) the excess, if any, of $2.75 over the exercise price of each option then held by such holder, multiplied by (ii) the number of Shares underlying such option, provided that if the exercise price of such option is equal to or greater than $2.75, such option shall be cancelled without payment of any consideration.

        Furthermore, each holder of restricted share units or restricted shares that are cancelled at the effective time of the merger will, in consideration for such cancellation, be paid as soon as reasonably practicable following the effective time of the merger, a cash amount equal to $2.75 multiplied by the number of Shares underlying such restricted share units or restricted shares.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorizations and approvals of the shareholders of the Company and the shareholders of Parent. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company. In addition, the shareholders of Parent representing two-thirds or more of the voting rights of Parent present and voting in person or by proxy must vote in favor of the ratification of the merger agreement, the plan of merger, the merger and certain other key transaction documents in a duly convened extraordinary general meeting of the shareholders of Parent.

        Tsinghua Unigroup Ltd. ("Tsinghua"), a limited liability company established and existing under the laws of the PRC, an operating subsidiary of Tsinghua Holdings Co. Ltd., a solely state-owned limited liability corporation founded by Tsinghua University in China, through an affiliate, has provided a limited guarantee to the Company pursuant to which Tsinghua has guaranteed all of the payment obligations of Parent under the merger agreement. In addition, Tsinghua, through an affiliate, has entered into a share purchase agreement, to be effective pending the conditions set forth therein, to purchase newly-issued shares of Parent for cash pursuant to the proposed private placement of Parent's shares, which is expected to close after the completion of the merger.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference.

        Pursuant to relevant PRC regulations as well as the articles of association of Parent, Parent shall convene an extraordinary meeting of its shareholders to approve and authorize the acquisition of Xueda pursuant to the merger agreement and certain other transactions. Prior to the shareholders' meeting, Parent shall convene one or two board meetings to review and approve relevant shareholders' meeting materials and certain other regulatory procedures. In accordance with the merger agreement, the Parent shareholders' meeting is required to take place no later than 120 days after the execution of the merger agreement and, for the purpose of the shareholders' meeting, Parent shall publicize the meeting notice and relevant materials for its shareholders at least 15 days prior to the Parent shareholders' meeting.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

  (a)
  Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  (b)
  Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

  •
  "The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (c)
  Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the Company's ADSs, Dividends and Other Matters—Market Price of the ADSs"

  (d)
  Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the Company's ADSs, Dividends and Other Matters—Dividend Policy"

  (e)
  Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs—Prior Public Offerings"

  (f)
  Prior Stock Purchase. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  •
  "Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

  (a)
  Name and Address. Xueda Education Group is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

  (b)
  Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

  (c)
  Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

  (a)
  (1)   Material Terms. Not applicable.

  (2)
  Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement"

  •
  "Annex A—Agreement and Plan of Merger"

  (b)
  Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

    •
    "The Merger Agreement"

    •
    "Annex A—Agreement and Plan of Merger"

  (c)
  Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Dissenter Rights of Shareholders and ADS Holders"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenter Rights"

  •
  "Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"

  (d)
  Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

  (e)
  Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contacts, Transactions, Negotiations and Agreements

  (a)
  Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Related Party Transactions"

  •
  "Transactions in the Shares and ADSs"

  (b)
  Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement"

  •
  "Annex A—Agreement and Plan of Merger"

  (c)
  Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement"

  •
  "Annex A—Agreement and Plan of Merger"

  (d)
  Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Support Agreement"

  •
  "Summary Term Sheet—Financing of the Merger; Deposit of Merger Consideration"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Voting by the Founder Parties at the Extraordinary General Meeting"

  •
  "The Merger Agreement"

  •
  "Transactions in the Shares and ADSs"

  •
  "Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

  (a)
  Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "The Merger Agreement"

  •
  "Annex A—Agreement and Plan of Merger"

  (b)
  (1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Merger"

  •
  "Summary Term Sheet—Effects of the Merger on the Company"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger; Deposit of Merger Consideration"

  •
  "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

    •
    "Special Factors—Interests of Certain Persons in the Merger"

    •
    "The Merger Agreement"

    •
    "Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Effects of the Merger on the Company"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  (b)
  Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  (c)
  Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Effects of the Merger on the Company"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Purpose of and Reasons for the Merger"

  •
  "Special Factors—Effects of the Merger on the Company"

  (d)
  Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Effects of the Merger on the Company"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Effects of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

    •
    "Special Factors—Effects on the Company if the Merger is not Completed"

    •
    "Special Factors—Effect of the Merger on the Company's Net Tangible Book Value and Net Earnings"

    •
    "Special Factors—Interests of Certain Persons in the Merger"

    •
    "Special Factors—Material U.S. Federal Income Tax Consequences"

    •
    "Special Factors—Material PRC Tax Consequences"

    •
    "Special Factors—Material Cayman Islands Tax Consequences"

    •
    "The Merger Agreement"

    •
    "Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

  (a)
  -(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness"

  •
  "Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor"

  (c)
  Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

  (d)
  Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  (e)
  Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

    •
    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    •
    "Special Factors—Background of the Merger"

    •
    "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  (f)
  Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

  (a)
  Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of Lazard Asia (Hong Kong) Limited ("Lazard"), the Independent Committee's Financial Advisor"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  •
  "Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor"

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Opinion of the Independent Committee's Financial Advisor"

  •
  "Annex B—Opinion of Lazard Asia (Hong Kong) Limited as Financial Advisor"

  (c)
  Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger; Deposit of Merger Consideration"

  •
  "Special Factors—Financing"

  •
  "The Merger Agreement"

  •
  "Annex A—Agreement and Plan of Merger"

  (b)
  Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger; Deposit of Merger Consideration"

    •
    "Special Factors—Financing"

  (c)
  Expenses. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Expenses"

  •
  "Special Factors—Fees and Expenses"

  •
  "The Merger Agreement—Expenses"

  (d)
  Borrowed Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger; Deposit of Merger Consideration"

  •
  "Special Factors—Financing"

Item 11    Interest in Securities of the Subject Company

  (a)
  Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

  (a)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting by the Founder Parties at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors"

  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and the Company's Board of Directors"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting—The Company's Board's Recommendation"

Item 13    Financial Statements

  (a)
  Financial Information. The audited financial statements of the Company for the year ended December 31, 2014 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2014, filed on March 31, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2014 and 2015 are incorporated herein by reference to the Company's 2015 second quarter earnings release furnished on Form 6-K on August 14, 2015.

    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

    •
    "Financial Information"

    •
    "Where You Can Find More Information"

  (b)
  Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Solicitation of Proxies"

  (b)
  Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

  (a)
  Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

  (a)
  (1)  Proxy Statement of the Company dated October 30, 2015 (the "proxy statement").

  (2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (3)
  Proxy Card, incorporated herein by reference to the proxy statement.

  (4)
  Depositary's Notice, incorporated herein by reference to the proxy statement.

  (5)
  ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

  (6)
  Press Release issued by the Company, dated July 27, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 27, 2015.

  (b)
  Not applicable

  (c)
  (1)  Opinion of Lazard Asia (Hong Kong) Limited, dated July 25, 2015, incorporated herein by reference to Annex B of the proxy statement.

  (2)
  Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated July 25, 2015.

  (d)
  (1)  Agreement and Plan of Merger, dated as of July 26, 2015, by and among the Company and Parent incorporated herein by reference to Annex A to the proxy statement.

  (2)
  English translation of the Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xiamen Insight Investment Co., Ltd., Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xin Jin, Rubin Li, Jinbo Yao, Changyong Zhu, Qiang Deng, Junhong Pu, Yafei Wang, Zhaoming Chai and Junbo Song, incorporated herein by reference to Annex E to the proxy statement.

  (3)
  English translation of the form of Equity Transfer Agreement, to be entered into by Xiamen Insight Investment Co., Ltd and each of the shareholders of Xueda Information Technology Co., Ltd., respectively, upon satisfaction of certain conditions pursuant to the Termination Agreement, incorporated herein by reference to Appendix II of Annex E to the proxy statement.

  (4)
  Support Agreement, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, incorporated herein by reference to Annex F to the proxy statement.

  (5)
  Limited Guarantee, dated as of July 26, 2015, by Tsinghua Unigroup Ltd. in favor of the Company, incorporated herein by reference to Annex G to the proxy statement.

  (6)
  English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Leyun Investment Co. Ltd., incorporated herein by reference to Annex H to the proxy statement.

  (7)
  English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Guduo Investment Co., Ltd., incorporated herein by reference to Annex I to the proxy statement.

  (8)
  English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Kejin Investment Co., Ltd., incorporated herein by reference to Annex J to the proxy statement.

  (f)
  (1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

  (2)
  Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: October 30, 2015

XUEDA EDUCATION GROUP
By:	/s/ LAP TAT ARTHUR WONG Name: Lap Tat Arthur Wong Title: Independent Committee Member
XIAMEN INSIGHT INVESTMENT CO., LTD.
By:	/s/ HAO ZHANG Name: Hao Zhang Title: Chairman
XUEDA ACQUISITION LIMITED
By:	/s/ HAO JI Name: Hao Ji Title: Director
/s/ RUBIN LI Rubin Li
GOODOR CORPORATION
By:	/s/ RUBIN LI Name: Rubin Li Title: Director
/s/ XIN JIN Xin Jin
GOLDEN SECTION HOLDING CORPORATION
By:	/s/ XIN JIN Name: Xin Jin Title: Director
/s/ JINBO YAO Jinbo Yao
NIHAO CHINA CORPORATION
By:	/s/ JINBO YAO Name: Jinbo Yao Title: Director

EXHIBIT INDEX

Exhibit Number	Description
(a)-(1)	Proxy Statement of the Company dated October 30, 2015 (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated July 27, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 27, 2015.
(b)	Not applicable
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated July 25, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated July 25, 2015.*
(d)-(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among the Company and Parent incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
English translation of the Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xiamen Insight Investment Co., Ltd., Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xin Jin, Rubin Li, Jinbo Yao, Changyong Zhu, Qiang Deng, Junhong Pu, Yafei Wang, Zhaoming Chai and Junbo Song, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)
English translation of the form of Equity Transfer Agreement, to be entered into by Xiamen Insight Investment Co., Ltd and each of the shareholders of Xueda Information Technology Co., Ltd., respectively, upon satisfaction of certain conditions pursuant to the Termination Agreement incorporated herein by reference to Appendix II of Annex E to the proxy statement.
(d)-(4)
Support Agreement, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, incorporated herein by reference to Annex F to the proxy statement.
(d)-(5)	Limited Guarantee, dated as of July 26, 2015, by Tsinghua Unigroup Ltd. in favor of the Company, incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)
English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Leyun Investment Co. Ltd., incorporated herein by reference to Annex H to the proxy statement.
(d)-(7)
English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Guduo Investment Co., Ltd., incorporated herein by reference to Annex I to the proxy statement.

Exhibit Number	Description
(d)-(8)	English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Kejin Investment Co., Ltd., incorporated herein by reference to Annex J to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*
Previously filed on August 24, 2015.